UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces Availability of Annual Report on Form 20-F Through Company Website”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2021	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com https://www.novami.com/	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova Announces Availability of Annual Report on Form 20-F
Through Company Website

Rehovot, Israel – March 1, 2021 - Nova (Nasdaq: NVMI) announced today that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 1, 2021, is available through its website (https://www.novami.com/). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d)(1)(C).

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the most advanced semiconductor devices' development and production. Nova's unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Find additional information at https://www.novami.com/.

Nova is traded on NASDAQ & TASE under the symbol NVMI.